AVINO SILVER &	T 604.682.3701 Suite 400, 455 Granville Street info@avino.com
GOLD MINES LTD.	F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
July 25, 2008	Berlin & FSE: GV6

AVINO REPORTS 4.75 MILLION OUNCE SILVER RESOURCE FROM
SAN GONZALO ZONE

Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) is pleased to announce the completion of the first NI 43-101 resource calculation from the company’s San Gonzalo deposit at the Avino Mine holdings near Durango in west-central Mexico. The inferred resource, compiled by Dave Gunning, P.Eng., of Orequest Consultants Ltd. (“Orequest”), concerns the San Gonzalo vein only. Orequest estimated the resource contained 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

Tonnes	Ag g/t	Au g/t	Zinc %	Lead %

444,250	332	2.61	1.5	1.0

The figures were compiled from surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections as reported in our May 26, 2008 news release.

In his report to Avino, Dave Gunning noted: “Polygons were created around drill holes based on a cutoff grade of 150 grams per tonne equivalent silver (a 50:1 ratio of gold to silver was used) and minimum vein thicknesses of 1.2 metres. The average density measured by staff was 2.64 which was used to calculate polygonal tonnage. Individual high-grade samples (a total of 4) were cut to 1500 g/t silver.”

Gunning also reported that approximately 43,000 tonnes of material surrounded the existing San Gonzalo mine workings which, based on historic sample results, was estimated to grade 596 g/t silver. No gold assays were available, and the results could not be verified nor could the actual outlines of the workings. Recent drilling has, however, helped to validate the grades. This tonnage will remain historic in nature until further development can make the figures more reliable.

“We are extremely encouraged by the San Gonzalo resource figures,” said Avino President David Wolfin. “This area of the property holds significant expansion potential, and we will focus our near-term exploration on both upgrading and increasing the current resource.”

Based on the results, Avino is proceeding with a 10,000-tonne bulk sample of San Gonzalo ore. The bulk sample will confirm grade and tonnage of a specific block of ground in the core of the deposit and compare grade with that from the surface drilling. It will also provide concentrate for testing at various smelters. Concurrently, the company is re-commissioning the Avino mill to process the sample at the rate of 250 tonnes per day.

This news release was reviewed by Dave Gunning, P.Eng., a qualified person under NI 43-101.

Founded in 1968, Avino has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.